New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 19, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 12, 2011 (the “Fourth Comment Letter”) as well as verbal communications, relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company has previously filed Amendment No. 1 to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, Amendment No. 2 on April 13, 2011, Amendment No. 3 on May 4, 2011 and Amendment No. 4 on May 12, 2011.

For ease of review, we have set forth below each of the comments numbered 1 through 3, as set forth in the Fourth Comment Letter, together with the Company’s responses thereto. We have also set forth a supplemental question from the Staff. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted.

********************************

Securities and Exchange Commission	2	May 19, 2011

Significant Partner agreement, page 46

1.	We have read your response to prior comment four from our letter dated May 10, 2011. In responding to our comment, please tell us the specific line items and quantify the impact to your financial statements related to your intended accounting treatment for the warrant issued to Bunge Limited to purchase one million shares of your common stock.

Response: Response to follow under separate cover.

Management’s Discussion and Analysis, page 48

2.	We have read your proposed disclosure to prior comment five from our letter dated May 10, 2011. Please also disclose the stock compensation charge related to the 1.3 million options granted on December 16, 2010.

Response: The Company respectfully acknowledges the Staff’s comment, and in response, has revised the disclosure on page 54 to disclose the stock compensation charge related to the 1.3 million options granted on December 16, 2010.

Stock Based Compensation, page 52

3.	We have read your response to prior comment six from our letter dated May 10, 2011. Please confirm to us that there was not a private sale of shares on March 9, 2011 as indicated on page 57.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that there was not a private sale. Also, in response to the Staff’s comment, the Company has revised the disclosure on page 59 to indicate that there was not a private sale of shares on March 9, 2011.

Stock Based Compensation, page 58

4.	Explain why the price per share increased from the $6.79 valuation in mid-December to the $8.00 private sale price shortly thereafter. Quantify what the charge would have been had it been valued at $8.00 and set forth your analysis leading to the conclusion that the incremental charge would have been immaterial.

Response: While the Company was aware that a private transaction was being negotiated, as of the December 15th valuation date, the sale in question had not taken place, and thus there was no arms length transaction to consider as of the December 15th valuation date. Since the Company was not a party to the negotiation of the private sale between the two independent parties, the Company has no knowledge of how the parties to the transaction arrived at the $8.00.

The valuation analysis prepared in connection with the December grant relied upon two approaches to estimate the Enterprise Value of Solazyme: a Discounted Cash Flow Analysis; and an Indexing Method that back solved the Enterprise Value to the last round of financing. The two methods led to a Value of the common shares of

Securities and Exchange Commission	3	May 19, 2011

$8.08 on a “marketable” basis. A discount for lack of marketability was then applied to arrive at common equity value on non-marketable basis of $6.79.

The Company’s stock-based compensation expense would increase by approximately $85,000, $193,000, $234,000, $273,000 and $291,000 for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, if the Company had used the $8.00 private sale price as the basis for calculating stock-based compensation expense for its December 2010 stock option grants. The increased stock-based compensation expense of $85,000 (calculated for the year ended December 31, 2010) represented 0.06% of Research & Development expense, 0.36% of Selling General & Administrative expense, and 0.51% of Pre-Tax Net Loss for the year ended December 31, 2010 and 0.15% of Total Stockholders’ Deficit as of December 31, 2010, which the Company deems to be immaterial to its financial statements. Based on currently available financial information, the Company does not believe that the preceding 2011 through 2014 increases to stock-based compensation expense would have a material impact on its future financial results for years ended 2011 through 2014. Assuming that the Company used the $8.00 private sale price as the basis for calculating stock-based compensation expense for its December 2010 stock option grants, the cumulative increase in stock-based compensation expense of $1.1 million for the period from December 2010 to December 2014 would have represented 1.97% of the December 31, 2010 Total Stockholders’ Deficit, which the Company also deems to be immaterial to its financial statements.

********************************

Securities and Exchange Commission	4	May 19, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Mr. Paul Quinlan, Solazyme, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation